Exhibit 99.3
INFOSYS TECHNOLOGIES LIMITED
Q3 RESULTS PRESS CONFERENCE
JANUARY 11, 2006
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies — CEO, President and CEO
Kris Gopalakrishnan
Infosys Technologies — COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies — Head — Delivery and Sales
Srinath Batni
Infosys Technologies — Member of the Board
PRESS PARTICIPANTS
Madhavan
Reuters
Balaji
Rediff
Chitra
Bloomberg
Arun Iyer
Economic Times

Bani
A very Happy New Year to all of you. Good afternoon, welcome to Infosys third quarter result press conference. Eid-Mubarak sir. As always, we will start the press conference with Nandan providing an overview on the financial performance. This will be followed by Kris talking about the operational performance like clients acquisition, HR, etc. We shall have the Q&A thereafter. I would request you to press the black button in the panel in front of you to ask the question. Also, please give your name and the name of your publication before asking the question. Thanks. We just I think have to wait for 2 minutes for Nandan, he is on his way.
Over to Nandan.

Nandan Nilekani
Thanks Bani and I would like to welcome all of you to this presentation of the performance of Infosys for the third quarter ended December 31, 2005. This will be done in two parts. I will give you some overview, then Kris will go through the operational highlights and I will comeback for the future.
This is a safe harbor clause, which we give you every time and we would like to read this in great detail in the next 10 seconds.
Okay, let me talk about the financial performance. This quarter Q3 of FY06 on Indian GAAP year-to-year growth in income was 35% and net profit was 30.6%. On US GAAP the year-to-year growth was 32.2% and net income growth was 27.7%. This quarter, new clients added were about 36 and our repeat business this quarter was at 93.2%. In terms of employees on a gross level, we added 5,135 employees and on a net level we added 3,226 employees. Therefore, our year-end employee head count as of December 31, 2005 was 49,422.
This is the statement of the income highlights for Indian GAAP. For the quarter our income was Rs. 2,532 crores with a gross profit of Rs. 1,205 crores. Our operating profit was Rs. 861 crores, which as you can see was 17.2% improvement over Q2 and a 39.3% improvement over Q3 of last year and operating profit after depreciation was Rs. 744 crores. We had negative impact on the other income of Rs. 5 crores. So after all this, our profit after tax is Rs. 649 crores. This gives you the size of the balance sheet, as you see the total size of the balance sheet is Rs. 7,312 crores.
With that I will request Kris to go through the operational performance. Kris...

Kris Gopalakrishnan
Thank you Nandan. Let me start by wishing everyone Happy New Year and Eid-Mubarak.
North America continues to be 65% of our revenues. Europe has shown increase in growth. Europe is growing faster than other regions for us. North America is keeping pace with the growth of the company. So, North America is 65%, Europe is 24.9%, India is 1.4%, and rest of the world is 8.7% of revenues.
Our utilization excluding trainees is 78.7% compared to 79.1%. We had said that the range we look at is about 78% to 81-82% and so it is well within that range. As Nandan said, we have added significant number of people this quarter also and our utilization including trainees is 70%.

Fixed price and time and material, we continue to track, not much difference. Onsite-offshore revenues also are almost the same as last quarter, not much difference. There is significant change here in this. We have now two clients over $80 million and if you look at the numbers you can see that number of $60 million clients, number of $50 million clients, all the way to number of million dollar clients have increased. We have now more than 200 clients who give us million dollars or more.
There are 36 new clients added and across the board we had growth in the number of clients. Infosys Strategic Global Sourcing Unit, which is the unit which looks at some of the special opportunities, some of the larger opportunities, etc. and Infosys Consulting are the units which are looking at the new types of deals, which are coming in, strategy, sourcing, etc. So they had a project with a large hi-tech company. HTDM which is our High Tech Discrete Manufacturing group had a project along with Progeon and you will see that many of the projects which we are winning now contain multiple services and involve multiple units. A large insurance and financial services company has looked at Infosys for a portal which will strengthen its distribution capacity and drive product performance.
Infrastructure Management is a new area for us and we have a point of view here where we look at ownership of the asset separate from control of the asset and Infosys is involved in operating the asset or managing the asset and we are winning more number of deals in this area. Testing is Independent validation and Services is another service which was started in the last 2-3 years and it is doing very well.
Geographically, Australia and China are adding more number of clients. China is developing the Chinese market also and it is on track and Finacle continues to add more number of clients and more number of wins.
From a HR perspective, we ended the quarter with 49,422 employees which is a gross addition of 5,135, and at the experience people level we have added 927 people. Attrition is 10.8% and we expect to add about 3,400 people in this quarter at the gross level.
Infosys continues to invest in building infrastructure and investing in facilities and things like that because of the growth. The capex incurred was Rs. 260 crores in this quarter. As of December 31, 2005, we have 90,12,000 square feet of space which is capable of accommodating 42,000 professionals and the difference between the total number of professionals and the space available is because some of the people are overseas and some of the people are traveling. This does not include the space available abroad. This is only space in India. And we have 38 lakhs or 3.8 million square feet under construction, which can accommodate another 17,000 professionals approximately.
So now I will hand it back to Nandan.

Nandan Nilekani
Let me briefly spend some time on the outlook for the future and then we will go down to questions. For the quarter ended March 31, 2006, we expect income to be between Rs. 2,590 crores to Rs. 2,599 crores. This on a year-to-year basis is a growth of between 30.35% to 30.80% and Earnings Per Share before exceptional items between Rs. 24.30 to Rs. 24.70, which is a year-to-year growth of between 27.8% to 29.3%. For the full year, we expect income to be between

Rs. 9,87 crores to Rs. 9,496 crores, which is a growth rate of about 33% and Earnings Per Share before exceptional items is between Rs. 89.9 to Rs. Rs. 90.3 per share, which is a growth of between 30-31%.
To summarize, we have seen another quarter of steady growth, a quarter where we grew 6.7% in dollar terms and 10.4% in rupee terms. Client additions continue to be strong. We added 36 new clients this quarter. Our base of million dollar clients went to 206. Our initiatives which we have been working on for last few years in aligning the company strategically to make sure there is congruence, in building the capabilities both in terms of the capabilities of our people inside as well as by recruiting the right profile of laterals and our focus on operational excellence as personified in another quarter where the DSO is at 56 days is all on track. I think those initiatives are working on track.
At the same time, what we are finding is that in the last several years, we have invested a lot in new services like consulting, like BPO, like Systems Integration, Infrastructure Management, Independent Validation, Enterprise solutions. We have invested in verticalizing and creating business units. We have setup subsidiaries in China and Australia apart from Consulting and Progeon and we are finding that whenever we approach the market with collaborative approach where we bring all our strengths of our business units or subsidiaries or other ECUs into the fray, we are finding that it is creating good traction with the clients. Rupee has remained volatile during the quarter. Because of the rupee, on the operating margin side we had a gain of 1.9% about $10 million but that was offset by a loss of $12 million on the hedging, which impacted on the non-operating side. So the net impact was $10 million positive on the operating side, $12 million negative on the non-operating side, leading to a net loss of $2 million because of the rupee.
So I think that is what we had to say and I think this is how we see the quarter. We will be happy to take any questions at this stage. Thank you very much.

Mohandas Pai
It is because of the rupee. If you look at the US GAAP figures, presentation because is in rupees. If you look at the US GAAP it is about 4.5 to 4.7% and the Indian GAAP is less primarily because of the rupee. You know the last quarter, the average rate of the rupee was 45.34 and for this quarter we have taken the guidance at 44.50.
Mohandas Pai
Yes, for the last quarter the average of the rupee was 45.30 and for this quarter we have taken the guidance at 44.5.

Shibulal
Entering a country cannot be a tactical move, it has to be a strategic move. So for us to enter a country, the country has to have a certain amount of maturity in the market as well as a reasonable margin proposition. At this point, we operate in India with Finacle. We have a very strong presence. Probably, we have the largest presence in India from a banking package perspective. So to enter India we need to look at the other factors like how strategic it is, and we also have the philosophy that we will produce the skill set available and sell where the demand is high. So in that sense, there are no current plans to enter India from a strategic view, even though there are certain deals, which we pursue occasionally based on the tactical issues. Thank you.

Male speaker
Nandan, Mr. Narayana Murthy recently has said in Mysore that if the infrastructure is not improved, Infosys would move out of Bangalore. What is the status on that?
Nandan Nilekani
Just to give you the background. Today, we have close to 50,000 employees, we operate in 9 cities in India apart from our global presence and we operate in three cities in Karnataka, Bangalore, Mysore and Mangalore and we will continue to look at opportunities in all the cities as we go forward and I think fundamentally we will grow where we have the opportunity to grow, where we have the infrastructure to grow and that would be our operating model.
Mohan you want to add something?
Mohandas Pai
Right now, if you look at 41,600 seats, about 16,000 odd are in Bangalore. If you look at the 16,500 seats that are being constructed only 2,500 is in Bangalore. If you complete all this seats you will have possibly about 58,000. Out of 58,000, maybe 18,000 could be in Bangalore. So as it is if you look at the last four to five years, the share of Bangalore has been coming down because of the fact that we are growing faster in other centers. Bangalore is the large center for us. We are growing faster and over the last four years despite repeated applications, we still have not got land to expand in Bangalore. We are constrained for space in Bangalore. We do not have land in Bangalore. There is a traffic problem on the Hosur road. We cannot expand on the Hosur road. We have to go elsewhere but elsewhere we do not have land to expand. Nobody has given us land. We have been trying.

Male participant
Continue with this, where are you moving out?
Male participant
No, Mr. Narayana Murthy specifically raised the issue of infrastructure. Is it the infrastructure problem or what? The way you are saying that it is [not audible].

Mohandas Pai
I think it is a bit of both. Because first of all travel times in Bangalore are expanded because the industry has grown so much and obviously people want lesser travel time. And two, the industry has grown very large in Bangalore. So if an industry grows larger, you have to lookout outside and we have been outside for the last 12 years. So we have been growing outside and outside is growing faster than in Bangalore and three which is a very significant issue for Bangalore. If you look at a survey which was done and released in the press, all the software companies in Bangalore say that their hiring in Bangalore for fiscal 2007 is going to be significantly lower than their hiring in fiscal 2005. I think there is a message here.
Nandan Nilekani
See, I think the thing is that you have to look at this way. You have to see how we have to decide. I mean, for example this year, we are making 21,200 offers to people to join Infosys. Now they have to come in, they have to be trained, they have to sit somewhere, they need an office space. Obviously we will build our facilities and expand where we can quickly do that where there is infrastructure, where there is land. If we do not have it, we do not grow it. It is a matter outside our hands because we have to grow and we will grow where there is a path of least resistance.

Male participant
Or is it the result of the spat between Mr. Narayana Murthy and Deve Gowda ended in this decision or how do you look at it?
Mohandas Pai
No, because it takes time for us to react, right? For us to build it takes about 9-10 months. For us to hire and put people into operations take 6-7 months. There is a food chain where we are operating, there is a pipeline, so nothing happens instantly.

Mohandas Pai
We have 9 centers.

Mohandas Pai
Well, I think Pune we have about 7,500 people, in Chennai we have close to 7,000 people, in Bangalore about 16,000 people, in Mohali we have about 600 people now, in Hyderabad we have I think 4,500 people, Bhuvaneshwar 1,800, Mangalore 1,800, and about 800 in Trivandrum. So we are all over India. In Chandigarh, we have a 3,000 seater center coming. It has been delayed because of SEZ approvals. It should happen this quarter. So obviously in the North in Chandigarh we are growing. We have land in Pune to grow. So Pune we are adding capacity. We have land in Chennai to grow, we are adding capacity. We have no space in Mangalore so we are not adding capacity because there is no place to add capacity. In Bangalore, excluding one building we have constructed, there is no place to add capacity, so we are not growing in Bangalore. But we are growing in Mysore, we have got 4500 seats in Mysore. 1800 employees 4500 seats, the world’s largest global education center. So we have made significant investment in Mysore. So like Nandan said our investments are, where it is possible to scale up, where it is easier to hire people, and Bangalore is a very attractive location. But from our point of view we just do not have space to add.

Madhavan
Yeah, I want to ask you something on China strategy, because I think DSP Merrill Lynch came out with a report last month which seems to suggest that Indian companies have only essential a two-year lead in some of the aspects of the IT competitiveness, particularly those where the domains are closer to manufacturing or telecom equipment. Wanted to have your views on, if there is a benchmarking possibility where India stands vis-a-vis China, particularly Infosys, and also maybe link it up to what you are doing yourself from that point of view?
Shibulal
Yeah, actually our China center has been operational for some time now. We have about 400 plus people there at this point. We operate in the Chinese market as a local organization as well as we are trying to deliver globally from there, from the China center. Now talking about the lead, our experience is not that two-year experience. What we are finding is that while there is technical talent available, the depth of management skills whether it is project management, program management, or knowledge in the domain that is financial industry or healthcare industry is behind. So I do not believe that the lead time is two years. It will be definitely more than that.

Madhavan
I also wanted to ask you a bit about the intellectual property strategy because historically Infosys is known more as an IT company with a consulting focus. So it will be nice to have some details on where you stand strategically and what kind of patents and IP are we talking about new strategy. Is this going to give you better fees vis-a-vis global competitors in some way now that you are in the Tier I bracket?
Kris Gopalakrishnan
When we look at IP, there are three different types of IP we look at. One is in the area of software engineering, improving the productivity, the quality, the capability of our own business and so we work in the area of requirements definition, doing maintenance better, developing tools for supporting our services and things like that and some of these are getting patented. The second area where we work in are in the technology areas like RFID or mobile technology or in the area of convergence of the different technologies when it comes to business or looking at embedded systems and distributed ubiquitous processing, capability available and things like that and here we look at how does it impact Infosys and how does it impact our clients and sometimes the patents in these areas are applied along with our clients because we work on joint projects and things like that. The third area is where the client hires Infosys to do R&D. So this is developing new products for our clients and new technologies for our clients and it is a joint development and things like that and again patents maybe applied jointly with the clients. Currently, we have about 85 applications. So it is a growing number of patent applications coming up and we need to look at how we can leverage this better. It is definitely, the IP content in the services we deliver, the technologies we work on, the lead we have in terms of how fast we enter a new technology is increasing. So for example in the RFID area alone, almost three years back we came up with the first [not audible] server, which is required in order to sit between the business application at the back-end and the readers which sit in the front end. We needed something which sits in the middle and we developed that because something was not available in the market. Today it is available in the market and so since we are not a product company, we do not take it to market but we developed that actually through in-house R&D. So there are a lot of instances like this where proactively we are creating IP and we are doing R&D.

Kris Gopalakrishnan
No, it is past almost five years when we had set up our Software Engineering and Technology Labs. So formally we created that. Before that it was happening, but it was not happening in a central group and the patenting thing is almost two years old. So in the last two years there has been lot of focus on patenting and things like that. It is just not sufficient to do patent application. We will have to also create a mechanism to defend that patent. So those are things which we need to now look at. So this does help in pricing. It helps in differentiation. It helps in increasing the productivity. It helps us go to our clients proactively with solutions.

Male participant
But how many patents you have now?
Kris Gopalakrishnan
We have I think about 3-4, which are granted and the remaining are 85. It takes some time for it goes through several steps and processes.

Male participant
Kris, last time you talked about expanding in the Eastern sector also, any further news on that?
Kris Gopalakrishnan
We have a center in Bhubaneshwar. We are as we said last time in the process of looking at Calcutta. Unfortunately, neither me nor Mohan got time in this quarter. So we hope to do as soon as possible.

Mohandas Pai
The hedging impact is a net Rs. 55 crores. So if you take the other income figure you had interest income of about Rs. 45 crores, then you had other income of Rs. 5 crores which is miscellaneous income. So it is Rs. 50 crores, Rs. 55 crores was the loss on hedges, foreign exchange difference. So you have a negative of Rs. 5 crores.

Mohandas Pai
No it is just that the rupee was more volatile. The hedging was not able to cover the rupee movement. So the rupee was much more volatile than the hedging could manage. And also Balaji we mark our position to market because when you mark it market that means whatever is the position as of the cut off date, it is all accounted for totally. Right now for this quarter our estimates are based upon a rupee-dollar rate of 44.50 whereas for the quarter end the rupee was 44.95. So we have not taken the quarter end, we have taken the rupee rate as the date we completed our guidance.

Balaji
And how much is your                     .
Mohandas Pai
About $300 million, all in options. We are hedged in range-bound options, options are in a range, $300 million. A great majority of them in the quarter and some of them over a period of time.

Mohandas Pai
Well we don’t know, we have to evaluate on a daily basis because right now we don’t know what the rupee is going to be tomorrow.

Mohandas Pai
Yes sir. Absolutely sir.

Mohandas Pai
No, new clients are coming in at 3-4% higher but the impact of the new clients is already into the model because the value of the new clients as of the last quarter was 93%, that is repeat business is 93%. New clients are 7%. So 7% higher prices, the impact of the 7% on the total 100% is marginal.

Male participant
Nandan, Mr. Narayana Murthy had also hinted that if infrastructure is a problem, you could be developing centers outside India. Which are the countries that you have in mind where you could be like, or is there any plan?
Kris Gopalakrishnan
If you look at development capability, we have presence in Mauritius, a small presence in Mauritius, in Czech Republic, in both Prague and Bruno, in Toronto, Canada and of course a large number of people in our centers in London, Frankfurt, Tokyo. Australia we have significant presence and in several cities in the US. So at any point of time you can say that for delivering services like consulting, technology architecture design and things like that, we have people locally present. And then the coding, testing, etc. is typically China, India, Mauritius, Bruno, places like that Prague.
I just want to clarify one thing on the previous question. We have 24 actual applications for patent files and 85 in the process of being filed total. Disclosed, that is, we have done the preliminary disclosure on 85.

Bani
We will take one last question.

Chitra
I actually have two questions, basically if you could tell us your hiring plans for fiscal year 2007 and how would you describe the Japanese opportunity, what is Infosys’ strategy for addressing that market?
Mohandas Pai
I think we will split the answer, the hiring plan for 2007 will be disclosed in the meeting in April when we give our guidance. We have made about 6,500 campus offers for the next year. We are possibly among all software companies, with the highest number of offers out there in the marketplace for the next year.

Srinath Batni
On the Japanese opportunity, the Japanese companies are quite actively looking at India now. Recently there was a visit by                      which is equivalent of CII after 5 years to India and they are looking at India with very renewed interest because of the retiremental which is going to happen in Japan in next two-three years. So we are looking at that as a bigger opportunity as a wave which we want to encash.

Bani
Thank you everyone for joining us... Sure Balaji, go ahead... Who would you like to address it to?

Mohandas Pai
Balaji the hiring is dependent upon the college hires that we have contracted with for the next year. The college hires come in large numbers in the second quarter and lesser number in third quarter. So second quarter of a fiscal year you will always see a hump, and two, the attrition is up on a LTM basis from about 10 % to 10.8%, which is very marginal and this quarter we have hired people. But the fact remains that the availability of people in the fourth quarter is the least, third and fourth quarter comes down compared to the first the second quarter. The second quarter we have more people joining from colleges and the first quarter there is some amount of people coming from the colleges but in the market place there is a tight supply.

Mohandas Pai
No, what Kris said was that we will hire 21,200 people in this year gross, 21,200 people. Out of which we will be hiring 3,400 people. That means about 17,800 people have already been hired. So whatever projection we have made, we are right on track to meet those projections. These are all gross numbers.

Bani
Any other questions?

Arun
One small question, this is Arun Iyer from ET. You have been losing a lot of senior level management people. How critical is this? Because you usually cite personal reasons for the departure of these senior level people.
Nandan Nilekani
No, I think there are two ways to look at it. Of course they are all qualified, capable individuals who have contributed to the success of Infosys and therefore every one of them leaving is a loss to the company. At the same time I think we have built a platform. We have built a global platform. We have built a brand. We have built an engine of growth. So to that extent a lot of the value is in the way we do things and I think we have a very strong bench of leaders who are able to step up to the plate and take leadership positions which has what has happened in everyone of these instances. So I think the impact in terms of the company’s growth and strategy and future that has not changed.

Mohandas Pai
Well keep it in the bank. No, capex this year will be about 1,130 crores, we have spent about Rs. 815 crores in the three quarters. So we are right on track for the capital spending, and we could be spending something like Rs. 3 crores a day, and maybe Rs. 4.5 crores a working day. It is very difficult to spend money too and liquidity is about $969 million, about Rs. 4340 crores and that is there to meet any contingent requirements that might arise.

Bani
Thank you everyone.

Mohandas Pai
Yes, they are all invested in bank deposits and liquid money market mutual funds giving us a post tax yield of something like 4.5%.

Bani
Folks, people will be available for comments after this as well, but we shall break now. Balaji, we will take it off line, okay?

Mohandas Pai
Yes, FBT continues to be an issue in the sense that the finance minister said FBT is not going to be revoked, that is point #1. The finance minister said that he is looking at giving some incentives to industries which generate employment. We read in the press like everybody else and our expectations are that the budget continues and no new imposes will be made. Well, 10A the sunset clause dies, comes in at 2009 March and I think our expectations are [not audible] because the SEZ scheme has come.

Nandan Nilekani
I think Balaji, I mean with all due respect we really have to close now. Can we close it now?
Bani
Yes. Thank you everyone for joining us. Please join us for lunch outside.